

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Paul F. Marina
President, Chief Executive Officer and Chief Financial Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

Re: Hometown International, Inc.
Draft Registration Statement on Form S-1
Submitted June 8, 2015
CIK No. 0001632081

Dear Mr. Marina:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that the private placement pursuant to which the selling shareholders received their shares is ongoing. Please provide us with an analysis of why your private placement offering should not be integrated with this registered offering and, specifically, whether this registration statement constitutes a general solicitation for purposes of the ongoing private offering. In this regard, please see Question 139.25 of our Securities Act Compliance and Disclosure Interpretations, located at our website.

2. Please file all required exhibits, such as the legal opinion in a timely manner so that we may have time to review them before you request that your registration statement become effective.

3. Please revise your disclosure throughout your filing to state that you are a shell company, as it appears from your disclosure that you have nominal operations and assets. See Rule 405 of Regulation C. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also, please add a related risk factor. Alternatively, tell us why you do not believe you are a shell company as defined by Rule 405 of Regulation C.

4. Given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, it appears that the shares being registered for resale by your selling shareholders may be a primary offering of your shares to the public, with the selling shareholders acting as a conduit in a distribution to the public. Please revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering. In this regard, we note that you indicate on the cover page of the prospectus that the selling security holders may offer shares at prevailing market prices should a market develop. Alternatively, please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should appropriately be characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comment upon reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules.

Prospectus Summary, page 1

5. Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business.

Risk Related to our Business, page 3

6. In your risk factors entitled "Difficulties Entering into New or Modified Arrangements with New Suppliers or Service Providers" and "Fluctuations in Food and Supply Costs" you refer to ongoing operations when you have no operations. Please revise these risks factors to reflect that these are risk you will face only if you begin operations. Please also revise throughout your prospectus to clearly state that you have not yet begun operations.

Adverse Effect of Increase in Cost of Marketing, page 4

7. We note your statement that "[m]arketing and advertising costs are a significant percentage of company expenses." Please quantify the amount of your marketing and advertising expenses to put this risk factor into context or revise this risk factor. In this regard, we note that you do not discuss the amount of your marketing and advertising expenses in MD&A and we cannot ascertain the amount of these expenses from your financial statements.

May be Subject Now and in the Future to the SEC's "Penny Stock" Rules, page 6

8. Please revise your risk factor title and your risk factor to state that your common stock will be subject to the SEC's Penny Stock rather than "may be."

Use of Proceeds, page 8

9. Please state explicitly here and on page two that there is no guarantee that any of the warrants will be exercised.

Determination of Offering Price, page 8

10. Please clarify in this section that investors in the private placement received units consisting of one share of common stock and two warrants to purchase shares of common stock for $0.75/unit.

Location, page 9

11. We note your statement on page 10 that "[h]undreds of employees will eventually pass the Your Hometown Deli." If true, please characterize this statement as management's belief. Please also disclose the anticipated timeframe in which you believe this will occur.

Plan of Operations, page 11

12. Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please clarify the steps you have taken already, if any, to initiate your operations and the costs of these steps to you. Please discuss in greater detail the business activities you will undertake and how you will fund each step of your proposed business activities.

Transactions with Related Persons, Promoters and Certain Control Persons, page 16

13. We note that on August 1, 2014 you entered into a consulting agreement with an entity related to one of your officers and that on November 21, 2014 you received an unsecured promissory note from a related party. Please revise your discloses in the first case to provide the name of the officer and in the second case the name of the related party.

Please also disclose how you determined the amount of rent that you will pay to Mantua Creek Group and the amount that you will pay for consulting services. Please also disclose here or in your MD&A the nature of services rendered pursuant to the consulting agreement.

Item 15. Recent Sales of Unregistered Securities, page 22

14. Please revise your disclosure of your private placement to include the date or dates the shares were sold to the 28 investors.

15. Please file the subscription agreement used for the private placement referenced under this heading as an exhibit to your registration statement.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director